Exhibit 99.1

For investor relations:	For press inquiries:
Todd Kehrli	Scott Estro
MKR Group, Inc.	Dig Communications
(323) 468-2300	(415) 233-6814
mkty@mkr-group.com	sestro@digcommunications.com

MTI REPORTS THIRD QUARTER 2008 RESULTS

- Business and technical advances support commercialization plans -

Albany, N.Y., November 14, 2008 -- Mechanical Technology, Incorporated (“MTI”) (NASDAQ: MKTY), a company primarily engaged in the development and commercialization of Mobion® off-the-grid portable power solutions through its subsidiary MTI MicroFuel Cells Inc. (“MTI Micro”) and in the design, manufacture, and sale of test and measurement instruments and systems through its subsidiary MTI Instruments, Inc. (“MTI Instruments”), today announced its financial results for the quarter ended September 30, 2008.

“This quarter, MTI Micro continues to make progress toward Mobion manufacturing readiness, signed agreements with new customers, demonstrated significant advancements in our technology, and filed our 100th patent application – these important developments move us closer to achieving commercialization plan in the later part of next year,” said Peng K. Lim, Chairman and CEO of MTI. “At MTI Instruments, despite the slow down of the worldwide economy, we continue working on new product innovations and focusing our marketing efforts to position the business for a sales rebound when economic conditions improve.”

Recent Developments

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September 30, 2008 – MTI announced that Rodney A. Tillinghast, Corporate Controller and Director of Financial Reporting for MTI, was named Interim Chief Financial Officer and Secretary of the Board of Directors, effective September 26, 2008.

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September 18, 2008 – MTI Micro announced that its third generation Mobion® Chip improved power performance by approximately 25% as compared to the previous generation unveiled during June 2007. In laboratory testing, the Mobion® Chip demonstrated power of over 62 mW/cm2 while producing more than 1,800 Watt Hours per Kilogram (Wh/kg) of energy from the direct methanol fuel feed. In addition to the ongoing power performance improvements, the third generation Mobion® Chip was approximately 25% smaller than the prior generation was in June 2007 and over 50% smaller than the initial generation was at the beginning of 2007.

•	August 26, 2008 – MTI announced that it had applied to transfer its common stock listing from the Nasdaq Global Market to the Nasdaq Capital Market. The

application for transfer into the Nasdaq Capital Market was accepted on September 3, 2008 and the transfer became effective September 5, 2008.

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July 11, 2008 – MTI Micro announced that it achieved 2,700 hours of continuous operation with a Mobion® laboratory cell — the building block of the Mobion® Chip and systems. In addition to the 2,700 hours of continuous run-time, MTI Micro’s Mobion® test successfully demonstrated a significant achievement by showing power degradation of less than 15%.

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July 9, 2008 – MTI Micro and NeoSolar, a Korean manufacturer of portable digital devices and energy products, announced that they entered into an agreement for the development of Mobion® fuel cell technology for use in future models of NeoSolar portable digital devices, including ultra mobile portable computers. Both MTI Micro and NeoSolar are working together to develop, test, and evaluate Mobion® prototypes for their integration with a number of NeoSolar products, which could lead to the use of external Mobion® power sources, like chargers, snap-on attachments, and embedded Mobion® power sources, for integration into various digital products.

Third Quarter Financial Results

Revenue for the nine months ended September 30, 2008 decreased in comparison to the same period in 2007 by $1.1 million, or 17.4%, to $5.1 million. The revenue decrease was chiefly attributable to a $1.2 million decrease in general dimensional gauging sales, driven by significantly lower sales to a Japanese OEM. This decline was partially offset by an increase of $509,000 in semiconductor products due to sales expansion in international markets and the sale of a fully automated tool in the third quarter. Aviation sales declined by $396,000 between periods due to declining activity with the U.S. Air Force.

As a result of general global economic conditions, including weaker than expected demand in Japan for photolithography equipment, slower than expected dimensional gauging sales, reduced sales demand within the commercial aviation industry, and the deferral of certain orders under our existing U.S. Air Force contract, we estimate our test and measurement instrumentation business will experience an annual sales decrease of between 25% to 30% for 2008 compared to 2007.

Net loss for the nine months ended September 30, 2008 was $10.5 million, or $(2.20) per diluted share, compared with a net loss of $8.1 million, or $(0.84) per diluted share for the same period in 2007. Net loss for the third quarter of 2008 compared to 2007 includes decreases in gross margins on product sales, decreases in funded R&D revenue, cost savings in R&D spending, increases in selling, general and administrative expenses, a decrease in gain on derivatives, gains on the sale of securities available for sale, and a decrease in the income effects of minority interest stockholders.

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Cash flows: For the nine months ended September 30, 2008, cash used in operations decreased by 20.6% to $8.5 million compared to $10.8 million in 2007, while cash used for capital expenditures decreased to $190,000 from $281,000 in 2007.

At present, MTI does not expect to advance future resources to fund MTI Micro, and MTI Micro will instead seek external financing to fund its research operations. Excluding any funding necessary to support MTI Micro's operations, MTI current expects that its current cash, marketable securities, and the future results of operations from MTI Instruments are expected to provide sufficient liquidity for MTI through at least December 2009. During September 2008, MTI Micro closed on $1.5 million of funding from external investors in the form of secured convertible notes.

See the attached financial highlights for the Company’s third quarter ended September 30, 2008.

About MTI

MTI is primarily engaged in the development and commercialization of Mobion® off-the-grid portable power solutions through its subsidiary MTI MicroFuel Cells Inc. (“MTI Micro”). MTI Micro has a team of entrepreneurial business executives, researchers and scientists; a proprietary direct methanol micro fuel cell power system and a number of system prototypes demonstrating size reductions and performance improvements; and related intellectual property. MTI Micro has received government funding and developed strategic partnerships to facilitate efforts to achieve commercialization. MTI is also engaged in the design, manufacture, and sale of test and measurement instruments and systems through its subsidiary MTI Instruments, Inc. For more information about the Company, please visit www.mechtech.com.

(Financial Table Attached)

Statements in this press release which are not historical fact, including statements regarding management’s intentions, hopes, goals, beliefs, expectations, projections, plans, anticipation, outlook or predictions of the future, are forward looking statements. Such statements include, among others, MTI’s need to raise additional funding; MTI’s history of recurring net losses and the risk of continued net losses; MTI’s independent auditors raising substantial concern about its ability to continue as a going concern; the dependence of MTI Instruments on a small number of customers and potential loss of government funding; risks related to developing Mobion® direct methanol fuel cells and whether MTI Micro will ever successfully develop reliable and commercially viable Mobion® fuel cell solutions; MTI Micro’s plans under development agreements with its Korean partner, NeoSolar, and the global Japanese consumer electronics company; MTI’s, MTI Micro’s and MTI Instruments’ future business prospects, technology and performance; the market potential for MTI Micro’s Mobion® fuel cells; MTI’s ownership position in MTI Micro may be reduced as a result of plans to seek external financing for MTI Micro’s operations; the significance of any contracts or grants that MTI Micro received or may receive including future funding from the DOE; the importance of and benefits from a developmental pilot production line; the ability of MTI Micro or its business representatives to develop key relationships with OEM decision makers, foster business development, or sell and support fuel cell systems to customers; the importance of any demonstrations of Mobion® powered sensors and the evaluation of and potential submission of proposals for military programs; MTI Micro’s and MTI Instruments’ ability to meet their respective stated milestones on time, if at all; and MTI’s, MTI Micro’s and MTI Instruments’ ability to increase or maintain sales in commercial, military and other governmental markets. All forward-looking statements are made as of today, and MTI disclaims any duty to update such statements. It is important to note that MTI’s actual results could differ materially from those projected in forward-looking statements. Factors that could cause the anticipated results not to occur include, among others, risks related to financing; uncertainties in development, manufacturing,

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competition and consumer demand for Mobion® power sources; Duracell’s ability to terminate its agreements with MTI Micro prior to commercialization of Mobion® power sources; and the risk factors listed from time to time in the Company’s SEC reports, including, but not limited to, its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

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Financial Highlights

Balance Sheet Data:

(Dollars in Thousands)
	December 31, 2007	September 30, 2008
	(Audited)	(Unaudited)
Assets
Current Assets:
Cash and cash equivalents	$7,650	$3,350
Securities available for sale	4,492	98
Accounts receivable, net	1,369	715
Inventories, net	1,373	1,586
Prepaid expenses and other current assets	329	416
Total Current Assets	15,213	6,165

Long Term Assets:
Property, plant and equipment, net	2,159	1,718
Deferred income taxes	1,344	2
Total Assets	$18,716	$7,885

Liabilities and Stockholders’ Equity

Current Liabilities:
Accounts payable	$ 273	$ 853
Accrued liabilities	2,121	2,085
Deferred revenue	117	—
Convertible notes payable – related party	—	1,500
Income taxes payable	11	17
Deferred income taxes	1,344	2
Total Current Liabilities	3,866	4,457

Long-Term Liabilities:
Uncertain tax position liability	208	213
Derivative liability	696	95
Total Liabilities	4,770	4,765

Minority interests	143	11

Stockholders’ Equity	13,803	3,109
Total Liabilities and Stockholders’ Equity	$18,716	$7,885

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Financial Highlights Statements of Operations Data:
(Dollars in Thousands, Except per Share Data)
	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2007	2008	2007	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Product revenue	$ 2,196	$ 1,400	$ 6,172	$ 5,100
Funded research and development revenue	357	399	1,325	881
Total revenue	2,553	1,799	7,497	5,981
Operating costs and expenses:
Cost of product revenue	848	835	2,402	2,501

Research and product development expenses:
Funded research and product development	691	819	1,419	1,809
Unfunded research and product development	1,986	1,127	7,752	5,281
Total research and product development expenses	2,677	1,946	9,171	7,090
Selling, general and administrative expenses	1,716	2,346	6,612	7,017
Operating loss	(2,688)	(3,328)	(10,688)	(10,627)
Gain (loss) on derivatives	363	(65)	2,089	601
Gain on sale of securities available for sale	417	405	417	1,087
Other (expense) income, net	(1)	(16)	231	23
Loss before income taxes and minority interests	(1,909)	(3,004)	(7,951)	(8,916)
Income tax (expense) benefit	(688)	(1,058)	(715)	(1,820)
Minority interests in losses of consolidated subsidiary	116	46	542	255
Net loss	$(2,481)	$(4,016)	$(8,124)	$(10,481)
Loss per share (Basic and Diluted):
Loss per share	$(0.52)	$(0.84)	$(1.71)	$(2.20)

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Financial Highlights Statements of Cash Flows Data:

(Dollars in Thousands)
	Nine Months Ended
	Sept. 30, 2007	Sept. 30, 2008
	(Unaudited)	(Unaudited)
Net cash used by operating activities	$ (10,760)	$ (8,542)

Purchases of property, plant and equipment	(281)	(190)
Net cash (used) provided by investing activities	859	2,742

Net cash provided by financing activities	60	1,499

Decrease in cash and cash equivalents	(9,841)	(4,300)
Cash and cash equivalents – beginning of period	14,545	7,650
Cash and cash equivalents – end of period	4,704	3,350

	As of
Other Information:	December 31, 2007	Sept. 30, 2008
Plug Power shares held	1,137,166	99,050

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